

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 4, 2017

Donald Tremblay
Chief Financial Officer
TransAlta Corporation
110-12th Avenue S.W.
Box 1900, Station M
Calgary, Alberta, Canada, T2P 2M1

> **Re: TransAlta Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2016**
> **Filed March 3, 2017**
> **File No. 1-15214**

Dear Mr. Tremblay:

        We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ William H. Thompson

                        William H. Thompson
                        Accounting Branch Chief
                        Office of Consumer Products